Morgan Stanley
Free Writing Prospectus Registration Statement No. 333-131266 Dated November 13, 2007 Filed Pursuant to Rule 433

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StyleSelect
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Growth

StyleSelect Indices OVERVIEW
Calculated by MSCI and modeled by Morgan Stanley This material is not a product of Morgan Stanley’s Research Department and you should not regard it as a research report.

Overview	1

StyleSelect Indices

– MSCI Europe	2

– MSCI Japan	4

– MSCI USA	6

– MSCI EAFE	8

– MSCI World	10

Frequently Asked Questions	12
and Risk Considerations

Overview

The StyleSelect family of Indices are designed to seek outperformance relative to benchmark MSCI Standard Indices. They are constructed using a quantitative process developed by Morgan Stanley to select stocks from MSCI Standard Indices that have both value and growth characteristics, or, in the case of StyleSelect on MSCI USA, value or growth characteristics. StyleSelect Indices are calculated by Morgan Stanley Capital International Inc. (“MSCI”), a majority-owned subsidiary of Morgan Stanley.

KEY FEATURES

•
Designed to seek outperformance relative to a MSCI Standard Index by identifying stocks within the Index that exhibit both value and growth characteristics, according to the StyleSelect Index methodology.
The StyleSelect Index on MSCI USA methodology selects stocks that exhibit either growth or value characteristics.

•	A Multi-Style strategy (value and growth)

•	Currently available on MSCI Japan, MSCI Europe, MSCI USA, MSCI EAFE and MSCI World

OBJECTIVE: AN OPTIMAL COMBINATION OF VALUE AND GROWTH

The StyleSelect strategy is built upon the core principle that value and growth characteristics, which are generally negatively correlated, have historically been drivers of stock performance. The StyleSelect Index assesses the value and growth characteristics of the stock components of an MSCI Standard Index, ranking and selecting stocks that have both value and growth properties, or, in the case of StyleSelect on MSCI USA, value or growth characteristics. Morgan Stanley analysis has shown that this ‘optimal’ style zone has historically demonstrated favorable return characteristics.

BUILDING THE INDEX: INDEX METHODOLOGY

The following diagram illustrates the methodology for the StyleSelect Indices on MSCI Europe, Japan, EAFE and World.

Please see page 6 for the StyleSelect Index on MSCI USA methodology.

MSCI provides global equity indices which, over the last 30+ years, have become widely used by institutional investors as international equity benchmarks.

StyleSelect Index on MSCI Europe

The StyleSelect Index on MSCI Europe is constructed by applying a defined set of quantitative factors to the MSCI Europe Index, combined with portfolio optimization and quarterly rebalancing.

The StyleSelect Index on MSCI Europe is designed to have sector weightings similar to those of MSCI Europe, with a minimum of three stocks per sector. The number of stocks in the Style Select Index is not fixed. As of September 28, 2007, there are 65 securities in the StyleSelect Index on MSCI Europe compared to 580 in MSCI Europe.

CURRENT SECTOR ALLOCATION	CURRENT COUNTRY ALLOCATION

ADDITIONAL INFORMATION

•	StyleSelect Index on MSCI Europe base level = 1,000 as of July 3, 2003 (beginning of daily index performance)

•	Rebalancing frequency: Quarterly (March, June, September and December)

•	Quoted currencies: U.S. Dollars and Euros

•	Index variations: price return, net dividends reinvested return and total return

•	Average number of stocks (July 2003 – September 2007): 71

MSCI began calculating the StyleSelect Index on MSCI Europe for Morgan Stanley on September 1, 2006, including history commencing as of July 2003.

PERFORMANCE SINCE INCEPTION

Return: June 1, 2006–September 28, 2007

	StyleSelect	MSCI Europe
Index Return	18.66%	17.60%
Relative Performance	1.1%
Tracking Risk (annualized)	3.3%
Information Ratio (annualized)	0.2
Alpha (annualized)	0.55%
Beta	1.02
R-Squared	0.95

Please see Frequently Asked Questions and Risk Considerations for an explanation of Performance Measures. The Information Ratio in this table is calculated using relative performance data.

HYPOTHETICAL HISTORICAL PERFORMANCE

Over the period from 1997 to 2007, on a historically simulated basis, the StyleSelect Index on MSCI Europe has tended to outperform not only MSCI Europe, but also pure value (MSCI Europe Value) and growth (MSCI Europe Growth) strategies.

The annualized return over the entire historic simulation period was 14.64% for StyleSelect on MSCI Europe compared to 7.95% for MSCI Europe.

Hypothetical Return: January 1, 1997–September 28, 2007

	1 year	3 year	5 year	10 year
	(Sep 06)	(Sep 04)	(Sep 02)	(Oct 97)
PRICE PERFORMANCE (Annualized)
StyleSelect Index	11.66%	18.43%	23.67%	12.68%
MSCI Europe	10.51%	15.36%	13.51%	5.97%
Difference	1.16%	3.07%	10.15%	6.71%
STANDARD DEVIATION (Annualized)
StyleSelect Index	9.46%	9.46%	14.32%	18.02%
MSCI Europe	8.30%	8.09%	11.67%	16.07%
Difference	1.16%	1.37%	2.65%	1.95%
INFORMATION RATIO (Price Return / Volatility, Annualized)
StyleSelect Index	1.23	1.95	1.65	0.70
MSCI Europe	1.27	1.90	1.16	0.37

StyleSelect Index on MSCI Europe historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. The Index was introduced on September 1, 2006. Please see Frequently Asked Questions and Risk Considerations for a further explanation of the calculation of hypothetical historical performance.

StyleSelect Index on MSCI Japan

The StyleSelect Index on MSCI Japan is constructed by applying a defined set of quantitative factors to the MSCI Japan Index, combined with portfolio optimization and quarterly rebalancing.

The StyleSelect Index on MSCI Japan is designed to have sector weightings similar to those of MSCI Japan, with a minimum of three stocks per sector. As of September 28, 2007, there are 77 securities in the StyleSelect Index on MSCI Japan compared to 381 in MSCI Japan.

CURRENT SECTOR ALLOCATION

ADDITIONAL INFORMATION

•	StyleSelect Index on MSCI Japan base level = 1,000 as of July 3, 2003 (beginning of daily index performance)

•	Rebalancing frequency: Quarterly (March, June, September and December)

•	Quoted currencies: U.S. Dollars, Euros and Japanese Yen

•	Index variations: price return, net dividends reinvested return and total return

•	Average number of stocks (July 2003 – September 2007): 78

MSCI began calculating the StyleSelect Index on MSCI Japan on January 1, 2007, including history commencing as of July 2003.

PERFORMANCE SINCE INCEPTION

Return: January 1, 2007–September 28, 2007

	StyleSelect	MSCI Japan
Index Return	2.87%	-2.70%
Relative Performance	5.6%
Tracking Risk (annualized)	4.4%
Information Ratio (annualized)	1.8
Alpha (annualized)	7.92%
Beta	1.04
R-Squared	0.95

Please see Frequently Asked Questions and Risk Considerations for an explanation of Performance Measures. The Information Ratio in this table is calculated using relative performance data.

HYPOTHETICAL HISTORICAL PERFORMANCE

Over the period from 1997 through 2007, on a historically simulated basis, the StyleSelect Index on MSCI Japan has tended to outperform not only MSCI Japan, but also pure value (MSCI Japan Value) and growth (MSCI Japan Growth) strategies.

The annualized return over the entire historic simulation period was 9.28% for the StyleSelect Index on MSCI Japan compared to 2.52% for the MSCI Japan Index. In addition, the StyleSelect Index on MSCI Japan exhibited a lower annualized volatility.

Hypothetical Return: January 1, 1997–September 28, 2007

	1 year	3 year	5 year	10 year
	(Sep 06)	(Sep 04)	(Sep 02)	(Oct 97)
PRICE PERFORMANCE (Annualized)
StyleSelect Index	12.22%	17.94%	16.40%	9.89%
MSCI Japan	3.53%	15.53%	12.84%	2.77%
Difference	8.69%	2.41%	3.57%	7.11%
STANDARD DEVIATION (Annualized)
StyleSelect Index	12.84%	12.28%	13.71%	16.17%
MSCI Japan	10.71%	13.36%	13.86%	16.27%
Difference	2.13%	-1.08%	-0.16%	-0.10%
INFORMATION RATIO (Price Return / Volatility, Annualized)
StyleSelect Index	0.95	1.46	1.20	0.61
MSCI Japan	0.33	1.16	0.93	0.17

StyleSelect Index on MSCI Japan historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. The Index was introduced on January 1, 2007. Please see Frequently Asked Questions and Risk Considerations for a further explanation of the calculation of historical performance.

StyleSelect Index on MSCI USA

The StyleSelect Index on MSCI USA is constructed by applying a defined set of quantitative factors to the MSCI USA Index to select stocks that have either value or growth characteristics, combined with portfolio optimization and monthly rebalancing.

The methodology for the StyleSelect Index on MSCI USA differs from that of the StyleSelect Indices on MSCI Europe and Japan. The StyleSelect Index on MSCI USA methodology selects stocks that have either value or growth characteristics, but not necessarily both. Furthermore, the monthly rebalancing of the StyleSelect Index on MSCI USA does not involve any constraints in turnover of component stocks. Please see page 9 for more information on the StyleSelect Index on MSCI USA methodology.

CURRENT INDUSTRY ALLOCATION

The StyleSelect Index on MSCI USA is designed to have the same industry group weights as the MSCI USA Index, with a minimum of one stock per industry group. As of September 29, 2007, there are 408 securities in the StyleSelect Index on MSCI USA compared to 621 in MSCI USA.

ADDITIONAL INFORMATION

•	StyleSelect Index on MSCI USA base level = 1,000 as of July 3, 2003 (beginning of daily index performance)

•	Rebalancing frequency: Monthly

•	Quoted currencies: U.S. Dollars and Euros

•	Index variations: price return, net dividends reinvested return and total return

•	Average number of stocks (July 2003 – September 2007): 389

BUILDING THE INDEX: STYLESELECT INDEX ON MSCI USA METHODOLOGY

The StyleSelect Index on MSCI USA is calculated using a methodology different from that used to calculate the StyleSelect Europe Index and the StyleSelect Japan Index. Please see Frequently Asked Questions and Risk Considerations for more information.

MSCI began calculating the StyleSelect Index on MSCI USA on June 7, 2007, including history commencing as of July 2003.

PERFORMANCE SINCE INCEPTION

Return: June 7, 2007–September 28, 2007

	StyleSelect	MSCI USA
Index Return	2.27%	2.52%
Relative Performance	-0.3%
Tracking Risk (annualized)	1.2%
Information Ratio (annualized)	-0.6
Alpha (annualized)	-0.94%
Beta	1.02
R-Squared	1.00

Please see Frequently Asked Questions and Risk Considerations for an explanation of Performance Measures. The Information Ratio in this table is calculated using relative performance data.

HYPOTHETICAL HISTORICAL PERFORMANCE

Over the period from 1997 through 2007, on a historically simulated basis, the StyleSelect Index on MSCI USA has tended to outperform not only MSCI USA, but also pure value (MSCI USA Value) and growth (MSCI USA Growth) strategies.

The annualized return over the entire historic simulation period was 10.06% for the StyleSelect Index on MSCI USA compared to 7.83% for the MSCI USA Index.

Hypothetical Return: January 1, 1997–September 28, 2007

	1 year	3 year	5 year	10 year
	(Sep 06)	(Sep 04)	(Sep 02)	(Oct 97)
PRICE PERFORMANCE (Annualized)
StyleSelect Index	16.07%	12.30%	15.96%	8.23%
MSCI USA	14.16%	11.11%	13.30%	5.83%
Difference	1.91%	1.19%	2.67%	2.40%
STANDARD DEVIATION (Annualized)
StyleSelect Index	8.31%	8.24%	10.91%	15.80%
MSCI USA	8.30%	7.56%	9.81%	14.84%
Difference	0.01%	0.69%	1.10%	0.96%
INFORMATION RATIO (Price Return / Volatility, Annualized)
StyleSelect Index	1.93	1.49	1.46	0.52
MSCI USA	1.71	1.47	1.36	0.39

StyleSelect Index on MSCI USA historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. The Index was introduced on June 7, 2007. Please see Frequently Asked Questions and Risk Considerations for a further explanation of the calculation of historical performance.

StyleSelect Index on MSCI EAFE

The StyleSelect Index on MSCI EAFE is constructed by applying a defined set of quantitative factors to the MSCI EAFE Index, combined with portfolio optimization and quarterly rebalancing.

The MSCI EAFE Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the US & Canada.

The StyleSelect Index on MSCI EAFE is designed to have sector weightings similar to those of MSCI EAFE, with a minimum of three stocks per sector. The number of stocks in the Style Select Index is not fixed. As of September 28, 2007, there are 263 securities in the StyleSelect Index on MSCI EAFE compared to 1,136 in MSCI EAFE.

CURRENT SECTOR ALLOCATION	CURRENT COUNTRY ALLOCATION

CURRENT REGIONAL ALLOCATION

ADDITIONAL INFORMATION

•	StyleSelect Index on MSCI EAFE base level = 1,000 as of July 3, 2003 (beginning of daily index performance)

•	Rebalancing frequency: Quarterly (March, June, September and December)

•	Quoted currencies: U.S. Dollars and Euros

•	Index variations: price return, net dividends reinvested return and total return

•	Average number of stocks (July 2003 – September 2007): 269

PERFORMANCE SINCE INCEPTION

MSCI began calculating the StyleSelect Index on MSCI EAFE for Morgan Stanley on September 14, 2007, including history commencing as of July 2003. As a result, we currently do not have enough data since inception to calculate statistically significant performance measures.

HYPOTHETICAL HISTORICAL PERFORMANCE

Over the period from 1997 to 2007, on a historically simulated basis, the StyleSelect Index on MSCI EAFE has tended to outperform not only MSCI EAFE, but also pure value (MSCI EAFE Value) and growth (MSCI EAFE Growth) strategies.

The annualized return over the entire historic simulation period was 13.83% for StyleSelect on MSCI EAFE compared to 6.62% for MSCI EAFE.

Hypothetical Return: January 1, 1997–September 28, 2007

	1 year	3 year	5 year
	(Sep 06)	(Sep 04)	(Sep 02)
PRICE PERFORMANCE (Annualized)
StyleSelect Index	23.29%	21.80%	27.50%
MSCI EAFE	20.33%	19.15%	19.54%
Difference	2.96%	2.65%	7.95%
STANDARD DEVIATION (Annualized)
StyleSelect Index	8.61%	9.97%	12.44%
MSCI EAFE	7.66%	9.59%	10.77%
Difference	0.95%	0.38%	1.67%
INFORMATION RATIO (Price Return / Volatility, Annualized)
StyleSelect Index	2.71	2.19	2.21
MSCI EAFE	2.65	2.00	1.81

StyleSelect Index on MSCI EAFE historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. The Index was introduced on September 14, 2007. Please see Frequently Asked Questions and Risk Considerations for a further explanation of the calculation of hypothetical historical performance.

StyleSelect Index on MSCI World

The StyleSelect Index on MSCI World is constructed by applying a defined set of quantitative factors to the MSCI World Index, combined with portfolio optimization and quarterly rebalancing.

The MSCI World Index is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance, including the US and Canada.

The StyleSelect Index on MSCI World is designed to have sector weightings similar to those of MSCI World, with a minimum of three stocks per sector. As of September 28, 2007, there are 696 securities in the StyleSelect Index on MSCI World compared to 1,865 in MSCI World.

CURRENT SECTOR ALLOCATION	CURRENT COUNTRY ALLOCATION

CURRENT REGIONAL ALLOCATION

ADDITIONAL INFORMATION

•	StyleSelect Index on MSCI World base level = 1,000 as of July 3, 2003 (beginning of daily index performance)

•	Rebalancing frequency: Quarterly (March, June, September and December)

•	Quoted currencies: U.S. Dollars and Euros

•	Index variations: price return, net dividends reinvested return and total return

•	Average number of stocks (July 2003 – September 2007): 658

PERFORMANCE SINCE INCEPTION

MSCI began calculating the StyleSelect Index on MSCI World on September 14, 2007, including history commencing as of July 2003. As a result, we currently do not have enough data since inception to calculate statistically significant performance measures.

HYPOTHETICAL HISTORICAL PERFORMANCE

Over the period from 1997 through 2007, on a historically simulated basis, the StyleSelect Index on MSCI World has tended to outperform not only MSCI World, but also pure value (MSCI World Value) and growth (MSCI World Growth) strategies.

The annualized return over the entire historic simulation period was 9.42% for the StyleSelect Index on MSCI World compared to 4.91% for the MSCI World Index.

Hypothetical Return: January 1, 1997–September 28, 2007

	1 year	3 year	5 year
	(Sep 06)	(Sep 04)	(Sep 02)
PRICE PERFORMANCE (Annualized)
StyleSelect Index	20.22%	17.12%	21.07%
MSCI World	17.73%	15.20%	16.45%
Difference	2.49%	1.93%	4.61%
STANDARD DEVIATION (Annualized)
StyleSelect Index	7.81%	8.43%	10.67%
MSCI World	7.47%	7.94%	9.73%
Difference	0.34%	0.49%	0.94%
INFORMATION RATIO (Price Return / Volatility, Annualized)
StyleSelect Index	2.59	2.03	1.97
MSCI World	2.37	1.91	1.69

StyleSelect Index on MSCI World historical data prior to July 2003 is calculated by Morgan Stanley’s Quantitative and Derivatives Strategies group. Index data from July 2003 is calculated by MSCI. The Index was introduced on September 14, 2007. Please see Frequently Asked Questions and Risk Considerations for a further explanation of the calculation of historical performance.

Frequently Asked Questions and Risk Considerations

Why does the strategy include a combination of value and growth stocks?
Based on quantitative analysis of style-conditioned stock returns since 1996, Morgan Stanley’s Quantitative and Derivatives Strategies group found that value and growth characteristics have historically been drivers of stock performance. For each geographic region, the Quantitative and Derivatives Strategies group has identified, based on historical backtesting since 1996, a combination of value and growth characteristics that tend to demonstrate greater return potential over time than a single-style strategy.

What does sector neutral mean, why is it important?
Morgan Stanley’s quantitative analysis shows that value and growth characteristics are drivers of stock returns, but less so of sector returns. Taking sector bets might therefore increase the risk of a strategy without increasing its return potential. The StyleSelect Indices have the similar sector representation as the relevant MSCI Standard Index; but within sectors, stocks are selected according to the StyleSelect Index methodology.

How do Morgan Stanley’s StyleSelect indices differ from an actively managed strategy?
StyleSelect Indices on MSCI Standard Indices use a pre-defined, objective selection process created by Morgan Stanley’s Quantitative and Derivatives Strategies group. The process is to identify a subset of stocks within the relevant MSCI Standard Index with both value and growth properties, except in the case of MSCI USA, which identifies a subset with either value or growth characteristics.

This quantitative stock selection process means that the aim of the StyleSelect Indices is consistent performance, rather than performance due to opportunistic exploitation of market opportunities. However, because the StyleSelect Indices are not actively managed, the component stocks will change only if required by the selection criteria and only at each quarterly rebalancing (or monthly rebalancing for StyleSelect on MSCI USA).

What has been the historical turnover for the Indices?
StyleSelect Indices reflect an active stock selection strategy, based on the StyleSelect index criteria, and react dynamically to changes in stock characteristics. Though the StyleSelect Index methodology does not impose any explicit turnover constraints, turnover is limited through the use of “buffer zones.” However, the StyleSelect Index on MSCI USA does not involve any turnover or concentration constraints. At each rebalance date, the strategy aims to have the index fully represent the segment of the market with pre-defined value and growth characteristics (or for the StyleSelect Index on MSCI USA, value or growth characteristics). As a result, the quarterly turnover has historically been around 20-30%.

Does the index methodology change over time?
No, the StyleSelect index methodology is fixed, and will not change over time. However, the StyleSelect index methodology is applied to an MSCI Standard Index. MSCI may change the methodology for the MSCI Standard Index at any time. For more information regarding the construction of the MSCI Standard Indices or any potential methodology changes, see www.mscibarra.com.

What is Morgan Stanley’s role compared to that of MSCI in regard to developing and calculating the StyleSelect Indices?
Morgan Stanley’s Quantitative and Derivatives Strategies group has developed the methodology for the StyleSelect Indices on MSCI Standard Indices. MSCI is responsible solely for applying the StyleSelect Index methodology to the relevant MSCI Standard Index and calculating the Index.

Will the StyleSelect Indices increase in value?
As with any equity index, past performance is not necessarily indicative of future performance. Future performance will depend on many unpredictable factors, including the performance of the stocks composing the StyleSelect Index on an MSCI Standard Index, volatility, geopolitical considerations and economic, financial and regulatory events. In historical simulations of past performance, the StyleSelect Index on an MSCI Standard Index has experienced significant fluctuations in value and periods of significant losses. Since the quantitative factors that determine the composition of the StyleSelect Index on an MSCI Standard Index do not change, the StyleSelect Index on an MSCI Standard Index is not actively managed to adjust to changing geopolitical, financial or other conditions.

Will the StyleSelect Indices outperform relevant MSCI Standard Indices?
No one can guarantee short-term or long-term outperformance. The quantitative stock selection process for StyleSelect on an

MSCI Standard Index could select stocks that under-perform the MSCI Standard Index, possibly significantly. Even if a StyleSelect Index on an MSCI Standard Index does outperform the MSCI Standard Index, the StyleSelect Index on an MSCI Standard Index could decrease in value if the MSCI Standard Index suffers losses that are not fully offset by the outperformance of the StyleSelect Index.

The StyleSelect Index on an MSCI Standard Index is focused exclusively on the geographic region of the MSCI Standard Index.
All of the component stocks of the StyleSelect Index on an MSCI Standard Index are selected from the MSCI Standard Index. As a result, StyleSelect on an MSCI Standard Index is concentrated exclusively in the country or countries represented by the MSCI Standard Index. There are risks associated with investing in foreign equity markets, including volatility in those markets and government intervention. In addition, foreign companies are subject to different accounting, auditing, financial reporting, public disclosure and legal requirements than U.S. companies.

Is there currency exchange risk associated with the StyleSelect Index?
MSCI may calculate the StyleSelect Index on the MSCI Standard Indices in U.S. dollars and/or the local currency. For example, the StyleSelect Index on MSCI Japan reported in U.S. dollars is calculated by converting the prices of the component stocks, which are quoted in Japanese yen, into U.S. dollars. As a result, the level of the StyleSelect Index on MSCI Japan reported in U.S. dollars will reflect changes in the value of the Japanese yen relative to the U.S. dollar. Hence, investors in securities linked to the StyleSelect Index on MSCI Japan reported in U.S. dollars would be exposed to such currency exchange risk.

Calculation of Hypothetical Historical Performance of the StyleSelect Indices
The historical data for each StyleSelect Index from July 2003 to the beginning of the publication of each StyleSelect Index was calculated by MSCI using the current index methodology. Historical data for each StyleSelect Index prior to July 2003 was prepared by Morgan Stanley’s Quantitative and Derivatives Strategies Group using simulated historical index data for the applicable MSCI Standard Index and without application of the concentration constraints in the portfolio optimization process (these constraints apply to the StyleSelect Indices on MSCI Europe and Japan). The use of simulated historical index data without the application of the concentration constraints may have resulted in higher returns for the StyleSelect indices than would have been realized using the current index methodology.

Performance Measures
INFORMATION RATIO is a measure of a strategy’s ability to add value against a given benchmark relative to how stable that return has been. Essentially, the information ratio explains the significance of a strategy’s alpha. Therefore, the higher the information ratio, the more significant the alpha.

ALPHA is a mathematical estimate of risk-adjusted return expected from a portfolio above and beyond the benchmark return at any point in time.

BETA is a measure of the volatility, or risk, of a security or index in comparison to that of its benchmark.

R-SQUARED is a statistical measure that represents the percentage of movements in an index or security that are explained by movements in a benchmark index.

The StyleSelect Index on MSCI USA is calculated using a methodology different from that used to calculate the StyleSelect Indices on MSCI Europe, Japan, World, and EAFE.
The methodology for calculating the StyleSelect Index on MSCI USA differs in several important respects from the other StyleSelect Indices. Principally, the StyleSelect Index on MSCI USA includes stocks that meet the quantitative criteria for either the value or the growth characteristics, but not necessarily both. In addition, the StyleSelect Index on MSCI USA is rebalanced on a monthly basis and such rebalancing does not involve any constraints on turnover of component stocks. Furthermore, the StyleSelect Index on MSCI USA does not take into account European Union concentration constraints. As a result of these differences, the StyleSelect Index on MSCI USA typically includes a much larger percentage of stocks from the underlying MSCI USA Index than the other StyleSelect Indices include from their respective MSCI Standard Index.

The StyleSelect Indices are custom indices modeled by Morgan Stanley’s Quantitative and Derivatives Strategy group and calculated by Morgan Stanley Capital International Inc. (“MSCI”). All index data and related information (the “Index Data”) is provided on an “as is” basis. The user assumes the entire risk of any use made of the Index Data. MSCI, its subsidiaries and any third party involved in, or related to, computing or compiling any Index Data (individually and collectively, the “Index Calculation Agent”) hereby expressly disclaim all warranties of originality, accuracy, completeness, merchantability or fitness for a particular purpose with respect to any Index Data. Without limiting any of the foregoing, in no event shall the Index Calculation Agent have any liability for any damages of any kind. MSCI, Morgan Stanley Capital International and the MSCI indexes are service marks of MSCI and its affiliates.

The Index Calculation Agent makes no express or implied warranties or representations with respect to any Index Data (or the results to be obtained by the use thereof), and hereby expressly disclaims all warranties of originality, accuracy, completeness, merchantability or fitness for a particular purpose with respect to any Index Data. Without limiting any of the foregoing, in no event shall the Index Calculation Agent have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

The Index Calculation Agent does not endorse, approve of or otherwise express any opinion regarding any issuer, securities, financial products or instruments or trading strategies. None of the Index Data or any other information in this document is intended to constitute investment advice by the Index Calculation Agent or a recommendation by the Index Calculation Agent to make (or refrain from making) any kind of investment decision and may not be relied on as such. Past performance of any Index Data is not indicative of any future performance.

The prospectus for any financial product based on or linked to the performance of any of the StyleSelect Indices contains a more detailed description of the limited relationship between MSCI and the product issuer.

MSCI, MSCI Standard Indices, MSCI Japan, MSCI Europe, MSCI World, EAFE and all other MSCI index names are the trademarks, registered trademarks, or service marks of Morgan Stanley Capital International Inc. or its affiliates in the United States and other jurisdictions.

The Nikkei® 225 Index is a trademark of Nihon Keizai Shimbun, Inc.

The Topix® is a trademark of the Tokyo Stock Exchange, Inc.

The Dow Jones EURO STOXX 50® Index is a service mark of STOXX Limited.

© 2007 Morgan Stanley

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